Exhibit A:

Mr. Bansal also directly owns an employee stock option to purchase 60,000 shares of Class A Common Stock with (i) exercise price of $20.69 per share,
(ii) vesting in three equal annual installments beginning on 02/08/2006 and
(iii) expiration on 02/08/2013.

Mr. Bansal also indirectly owns (i) 280,000 shares of Class B Common Stock, which shares are owned directly by Shangri-La LLC, of which Mr. Bansal is the sole member, and (ii) 38,305 shares of Class B Common Stock, which shares are owned directly by the Sanjeev K. Bansal Qualified Annuity Trust #2, of which Mr. Bansal is the sole trustee.

Mr. Bansal also directly owns 2,357 shares of Class B Common Stock.

Shares of Class B Common Stock are convertible immediately upon receipt into shares of Class A Common Stock on a 1-for-1 basis and have no expiration date.